
03025607


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2003
WASH. D.C.
184
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**
For the Fiscal Year Ended December 31, 2002

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For The Transition Period From ______ To _______

Commission File No. 0-22759

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANK OF THE OZARKS, INC.
401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

BANK OF THE OZARKS
Chenal Parkway & W. Markham St.
Little Rock, AR 72231

CR


SEC MAIL
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184
SECTION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

As of December 31, 2002 and 2001 and for the Year ended December 31, 2002

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001 and for the Year ended December 31, 2002

Contents

0301-0387510



Ernst & Young LLP
Suite 3600
425 West Capitol
Little Rock, Arkansas 72201

Phone: (501) 370-3000
Fax: (501) 370-3044
www.ey.com

Report of Independent Auditors

Plan Administrator
Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

May 2, 2003

0301-0387510

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Cash	**$ 9,916**	$ 9,504
Investments	**12,335,005**	7,392,430
	12,344,921	7,401,934
Receivables:		
Employer	**13,661**	5,724
Participants	**33,927**	15,363
Total assets	**12,392,509**	7,423,021
Liabilities		
Due to broker	**16,580**	18,463
Other	**11,597**	–
Net assets available for benefits	**$ 12,364,332**	$ 7,404,558

See accompanying notes.

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 3,839,792**
Interest and dividends	**180,206**
	4,019,998
Contributions:	
Employer	**227,670**
Participants	**715,751**
Rollover	**270,717**
	1,214,138
Total additions	**5,234,136**
Deductions	
Benefits payments	**264,087**
Administrative expenses	**10,275**
Total deductions	**274,362**
Net increase	**4,959,774**
Net assets available for benefits, at beginning of year	**7,404,558**
Net assets available for benefits, at end of year	**$ 12,364,332**

See accompanying notes.

1. Description of the Plan

The following brief description of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Bank of the Ozarks, Inc. (Employer), except leased employees and independent contractors. Employees become eligible to participate in the Plan at age 18 and after completing an hour of service for the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to defer a percentage of their pretax earnings, or any other dollar amount as allowed by the Internal Revenue Code (the Code), by means of regular payroll deductions. For each Plan year, the Employer shall contribute to the Plan, an amount equal to such percentage of the elective deferrals made by the participants, as the Employer in its absolute discretion shall determine. The Employer's matching contribution for 2002 was equal to 50% of the participant's elective deferrals up to 6% of a participant's pretax earnings. Participants may direct contributions to any of the investment options selected by the Plan administrator.

The Employer may also make a discretionary Employer profit sharing, and/or Employer ESOP contribution to those participants employed on the last day of the Plan year who have worked 501 hours during the Plan year. A participant does not have to make 401(k) contributions in order to receive a discretionary contribution. The amount of the discretionary contribution is set by the Employer each year and it is allocated based on the relationship of the participant's compensation to the total compensation for all participants. No discretionary contributions were made for the year ended December 31, 2002.

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contribution is based on years of service and participants become fully vested after six years of credited service based on a graduated vesting schedule, or in the event of retirement, disability or death.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching and discretionary contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures of Employer matching contributions will be applied towards satisfying future Employer matching contributions. All forfeitures from profit sharing and ESOP contributions will be allocated in the same manner as the Employer profit sharing and ESOP contributions are allocated.

Payment of Benefits

Upon termination of service, death, disability, or reaching normal retirement age, a participant may receive a lump sum amount equal to the vested value of his or her account except for the portion attributable to ESOP contributions. Unless a participant elects otherwise, all ESOP distributions must be made in equal annual installments over a period not exceeding the greater of a) five years; or b) in the case of an account distribution in excess of $500,000, five years plus one additional year (not to exceed five) for each $100,000 by which the account balance exceeds $500,000. However, if a participant elects not to receive his or her benefits in this manner, the distribution may be made in one of the following three methods: a) payment in a lump sum, b) payment in installments over a certain period which does not exceed the lesser of ten years or the life expectancy of the participant, or c) a combination of (a) and (b). The Employer has the option of paying ESOP distributions either in the form of cash or in the form of Employer stock.

Administrative Expenses

Recordkeeping fees incurred in connection with the operation of the Plan are borne by the participants. All other administrative fees are paid by the Employer.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at published market prices, which represent the net asset values of shares held by the Plan at year-end. Common stock is valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned on the accrual basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Bank of the Ozarks Trust Services Division serves as trustee of the Plan. SEI Trust Company serves as the custodian. Epic Advisors serves as the recordkeeper.

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31, 2002
SEI Stable Asset Value Fund	$ 635,109
SEI Investments S&P 500 Index Portfolio	846,635
Bank of the Ozarks, Inc. common stock	9,535,845

	December 31 2001
Janus Investments Worldwide Fund	$ 519,426
SEI Investments S&P 500 Index Portfolio	1,258,675
Bank of the Ozarks, Inc. common stock	5,184,648

During 2002, the Plan's investments (including investments purchased and sold as well as those held during the year) appreciated (depreciated) in fair value as determined by published market prices on December 31, 2002 as follows:

Registered Investment Companies	$ (478,021)
Bank of the Ozarks, Inc. common stock	4,317,813
	$ 3,839,792

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially effect the amounts reported in the statements of net assets available for benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 9, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

5. Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31	
	2002	**2001**
Net assets available for benefits per the financial statements	**$12,364,332**	$ 7,404,558
Less: Benefits payable	–	(5,329)
Net assets available for benefits per the Form 5500	**$12,364,332**	$ 7,399,229

The following is a reconciliation of benefit payments per the financial statements to the Form 5500:

	Year ended December 31 2002
Benefit payments per financial statements	**$ 264,087**
Add: Benefits payable at end of year	–
Less: Benefits payable at beginning of year	(5,329)
Benefit payments to participants per the Form 5500	**$ 258,758**

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment prior to December 31, but had not been paid as of that date.

Supplemental Schedule

Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN: 71-0556208, Plan No. 002

December 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Registered Investment Companies		
	Janus Investments	Worldwide Fund	$ 388,647
*	SEI Investments	Prime Obligation Fund	39,134
*	SEI Investments	S&P 500 Index Portfolio	846,635
*	SEI Investments	Intermediate Government Fund	253,922
*	SEI Investments	Stable Asset Value Fund	635,109
*	SEI Investments	Large Cap Growth	155,877
*	SEI Investments	Large Cap Value Fund	131,590
*	SEI Investments	Small Capital Growth	35,031
*	SEI Investments	Small Cap Value Fund	48,238
*	SEI Investments	International Portfolio	61,677
*	SEI Investments	International Fixed Income	53,504
*	SEI Investments	Core Fixed Income Fund	149,796
			2,799,160
	Common Stock		
*	Bank of the Ozarks, Inc.	406,112 shares	9,535,845
			$ 12,335,005

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as all investments are participant directed.


SEC MAIL
RECEIVED
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SECTION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of the Ozarks, Inc. 401(k)
Retirement Savings Plan

June 25, 2003

By: ____________________
Paul Moore
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23	Consent of Ernst & Young LLP	11
32.1	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	12
32.2	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	13

EXHIBIT 23

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-32177) pertaining to the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan of our report dated May 2, 2003, with respect to the financial statements and schedule of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Little Rock, Arkansas
June 25, 2003

EXHIBIT 32.1

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the financial statements and schedule of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the Plan) on Form 11-K for the year ended December 31, 2002 (the Report), I, Paul Moore, Chief Financial Officer, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of the Plan.

June 25, 2003

By:____________________
Paul Moore
Chief Financial Officer

EXHIBIT 32.2

Certification Pursuant To 18 U.S.C. Section 1350, As Adopted Pursuant To Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the financial statements and schedule of the Bank of the Ozarks, Inc. 401(k) Retirement Savings Plan (the Plan) on Form 11-K for the year ended December 31, 2002 (the Report), I, George G. Gleason, Chief Executive Officer, certify pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1. The Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)); and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of the Plan.

June 25, 2003

By: [signature]
George G. Gleason
Chief Executive Officer

0305-0425067